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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   Form N-8F


I.   General Identifying Information


1.   Reason fund is applying to deregister:

     [X]  Merger

     [ ]  Liquidation

     [ ]  Abandonment of Registration

     [ ]  Election of  status as a Business Development Company

2.   Name of fund:

     Gradison Growth Trust


3.   Securities and Exchange Commission File No.:  811- 03760


4.   Is this an initial Form N-8F or an amendment to a previously filed Form
     N-8F?

     [X]  Initial Application  [ ]  Amendment


5.   Address of principal Executive Office:

     580 Walnut Street
     Cincinnati, Ohio  45202

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:


          Richard Wachterman
          McDonald Investments Inc.
          580 Walnut Street
          Cincinnati, Ohio  45202
          (513) 579-5076

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

          McDonald Investments Inc.
          580 Walnut Street
          Cincinnati, Ohio  45202
          513-579-5076

8.   Classification of fund:

     [X]  Management company;
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     [ ]  Unit investment trust; or

     [ ]  Face-amount certificate company,


9.   Subclassification if the fund is a management company:

     [X]  Open-end  [ ]  Closed-end


10.  State law under which the fund was organized or formed:

     Ohio trust


11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     McDonald Investments Inc.
     580 Walnut Street
     Cincinnati, Ohio  45202

     Blairlogie Capital Management Ltd.
     4th Floor
     125 Princes Street
     Edinburgh EH2 4AD, Scotland

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     BISYS Fund Services Limited Partnership
     3435 Stelzer Road
     Columbus, Ohio  43219

     McDonald Investments Inc.
     580 Walnut Street
     Cincinnati, Ohio  45202

13.  If the fund is a unit investment trust ("UIT") provide:

     (a) Depositor's name(s) and address(es):

     (b) Trustee's name(s) and address(es):


14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund?

     [ ]  Yes  [X]  No

     If Yes, for each UIT state:
     Name(s):

     File No.:  811- ____

     Business Address:


15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X]  Yes  [ ]  No

          If Yes, state the date on which the board vote took place:

          November 6, 1998
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          If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

     [X]  Yes  [ ]  No

     If Yes, state the date on which the shareholder vote took place:

     March 5, 1999


     If No, explain:


II.  Distributions to Shareholders


16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

          [X]  Yes  [ ]  No

     (a)  If Yes, list the date(s) on which the fund made those distributions:

          March 29, 1999
          April 6, 1999

     (b)  Were the distributions made on the basis of net assets?

          [ ]  Yes  [X]  No

     (c)  Were the distributions made pro rata based on share ownership?

          [ ]  Yes  [X]  No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

          Gradison Established Value Fund     1:1 Ratio  Fund was merged into a
               shell investment company.

          Gradison Growth & Income Fund       1.7:1 Ratio  Net asset value of
               the fund being merged into Victory Diversified Stock Fund.

          Gradison Opportunity Value Fund     1:1 Ratio  The surviving fund
               maintained the financial history of this fund after merger. Prior to the merger, the acquiring fund effected a reverse split to equalize its net asset value with the net asset value of the Fund.

          Gradison International Fund         1.28:1 Ratio  Net asset value of
               the fund being merged into Victory International Growth Fund.

     (e)  Liquidations only:

          Were any distributions to shareholders made in kind?
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          [ ]  Yes  [ ]  No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:


17.  Closed-end funds only:

     Has the fund issued senior securities?

     [ ]  Yes  [ ]  No

     If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

     [X]  Yes  [ ]  No

     If No,
     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:


19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [ ]  Yes  [X]  No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:


III. Assets and Liabilities

20.  Does the fund have any assets as of the date this form is filed?

     (See question 18 above)

     [  ]  Yes  [X]  No

     If Yes,
     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

          [ ]  Yes  [ ]  No


21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ]  Yes  [X]  No

     If Yes,
     (a)  Describe the type and amount of each debt or other liability:
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     (b)  How does the fund intend to pay these outstanding debts or other liabilities?


IV.  Information About Event(s) Leading to Request For Deregistration


22.  (a)  List the expenses incurred in connection with the Merger or
          Liquidation:

          (i)   Legal expenses:  $171,972.81

          (ii)  Accounting expenses:  $6,166.69

          (iii) Other expenses (list and identify separately):

                                                         Printing:    $43,238.11
                                                            Audit:    $30,694.96
                                                     Solicitation:   $282,846.50

          (iv)  Total expenses (sum of lines (i)-(iii) above):       $534,919.07

     (b) How were those expenses allocated? The expenses were allocated based on the total assets of each fund prior to the merger.

     (c) Who paid those expenses? The expenses were paid by the administrator, sub-administrator and the Victory Portfolios.

     (d) How did the fund pay for unamortized expenses (if any)? The unamortized expenses were reimbursed by the Distributor.


23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [X]  Yes  [ ]  No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:


V.   Conclusion of Fund Business


24.  Is the fund a party to any litigation or administrative proceeding?

     [ ]  Yes  [X]  No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:


25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ]  Yes  [X]  No

     If Yes, describe the nature and extent of those activities:


VI.  Mergers Only

26.  (a)  State the name of the fund surviving the Merger:

     The Victory Portfolios -
     Victory Established Value Fund - Class G Series
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     Victory Diversified Stock Fund - Class G Series
     Victory Small Company Opportunity Fund - Class G Series
     Victory International Growth Fund - Class G Series

     (b) State the Investment Company Act file number of the fund surviving the Merger:

          811 - 4852

     (d) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

          811-4852  N14  1/28/99


                                  VERIFICATION

          The undersigned states that (I) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Gradison Growth Trust, (ii) he or she is the Secretary of Gradison Growth Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.



                                        /s/ Richard Wachterman
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                                            Richard Wachterman
                                            Secretary